                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 1-11237

( ) Form 10-K and Form 10-KSB (X) Form 11-K
( ) Form 20-F ( ) Form 10-Q and Form 10-QSB ( ) Form N-SAR

         For the Fiscal Year Ended December 31, 1997

                           or
( ) Transition Report on Form 10-K and Form 10-KSB
( ) Transition Report on Form 20-F
( ) Transition Report on Form 11-K
( ) Transition Report on Form 10-Q and Form 10-QSB
( ) Transition Report on Form N-SAR

For the transition period ended:  ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

AT&T Capital Corporation Retirement and Savings Plan

--------------------------------------------------------------------------------
Full Name of Registrant

Not applicable

--------------------------------------------------------------------------------
Former Name if Applicable

C/O AT&T Capital Corporation - 44 Whippany Road

--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Morristown, New Jersey, 07962-1983

--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) And (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


The Administrative Committee of the AT&T Capital Corporation Retirement and Savings Plan (the "Plan") is unable to file the Plan's annual report on Form 11-K on its original due date of June 30, 1998 as a result of the untimely receipt from Merrill Lynch Trust Company, the Plan's Trustee, of certain financial information integral to the preparation and audit of the Plan's financial statements. See Exhibit 99 for the related letter from Merrill Lynch Trust Company to the Securities and Exchange Commission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Scott J. Moore                     973-397-4126


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                             Yes [X]    No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             Yes       No [X]
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



AT&T Capital Corporation Retirement and Savings Plan

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date June 29, 1998     By Scott J. Moore
                          --------------
                          Scott J. Moore

                          Member of the Administrative Committee

                          Senior Vice President - Legal,
                          General Counsel and Secretary of AT&T
                          Capital Corporation


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (Se 18 U.S.C. 1001).